For Immediate Release

HARVEST OPERATIONS ANNOUNCES ACQUISITION OF PRODUCING ASSETS IN WESTERN CANADA

Calgary, Alberta – December 14, 2010 – Harvest Operations Corp. (TSX: HTE.DB.B, HTE.DB.D, HTE.DB.E, HTE.DB.F and HTE.DB.G) and Hunt Oil Company of Dallas, Texas, are pleased to announce they have signed a definitive agreement for Harvest Operations Corp. to acquire producing and undeveloped assets from Hunt Oil Company of Canada (HOCC), Inc. and Hunt Oil Alberta, Inc. (“the “Acquisition”), which entities are wholly owned subsidiaries of Hunt Oil Company, for an initial purchase price of $525 million.  The definitive agreement contains a mechanism that allows for a subsequent $25 million payment in the event that Canadian natural gas prices exceed pre-determined levels over the next 2 years.

Highlights:

♦	Q3 production of approximately 11,720 boepd consisting of 1,085 bpd light oil, 45,500 mcf/day natural gas and 3,050 bpd natural gas liquids;

♦	52.9 mmboe of Proved plus Probable reserves as at June 30, 2010 as determined by a Canadian independent evaluator;

♦	Approximately 377,000 net acres of undeveloped land; complementary land positions in Willesden Green, the Peace River Arch and Southern Alberta;

♦	Access to resource plays in the Willesden Green area of Alberta and the Horn River basin of British Columbia.

In combination with the acquisition, Korea National Oil Corporation (KNOC) has agreed to inject $525 million of additional capital into Harvest in exchange for equity to fund the Acquisition at closing which is expected to occur on or about January 31, 2011.  The Acquisition will be subject to regulatory approval.

About HARVEST

Harvest, a wholly-owned subsidiary of Korea National Oil Corporation, is a significant operator in Canada's energy industry offering stakeholders exposure to an integrated structure with upstream (exploration, development and production of crude oil and natural gas) and downstream (refining and marketing of distillate, gasoline and fuel oil) segments. Our upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas, and is complemented by our long-life refining and marketing business. Harvest's outstanding debentures are traded on the TSX under the symbols "HTE.DB.B", "HTE.DB.D", "HTE.DB.E", "HTE.DB.F" and "HTE.DB.G".

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable, and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 2 of 2	12/13/2010

About Hunt Oil Company of Canada

Hunt Oil Company of Canada will maintain an operating presence in Calgary, Canada. Its ongoing exploration and development program will continue to be headquartered in Calgary and will be initially focused on specific areas of the Western Sedimentary Basin.

Hunt Oil Company of Canada is a wholly owned subsidiary of Hunt Oil Company of Dallas, Texas, which is a part of the Hunt family of companies directed by Ray L. Hunt.  Hunt Oil Company is a privately held exploration and production company that has successfully conducted world wide petroleum operations for over 75 years. Today Hunt Oil Company is one of the world's leading independent energy companies.

Hunt Oil Company of Canada is currently emphasizing the application of the latest industry technologies to tap the immense oil & gas resources of the Western Canadian Sedimentary Basin.  This effort will be focused in the future in and around those areas most likely to benefit from the application of these new technologies.

About Scotia Waterous

Scotia Waterous Inc. acted as exclusive financial advisor to Hunt Oil Company in connection with this transaction.

Harvest Investor & Media Contacts:
John Zahary, President & CEO
Jeremy Dietz, Investor Relations
Toll Free Investor Mailbox: (866) 666-1178
Main Number: (403) 265-1178
Email:  information@harvestenergy.ca
Website: www.harvestenergy.ca

Hunt Oil Company of Canada Contact:

Ambassador Jeanne Phillips
Senior Vice President, Corporate Affairs & International Relations
Email:  JPhillips@huntoil.com
Website: www.huntoil.com

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